Exhibit 99.1

Mountain Province Diamonds Production Report for the First Quarter Ended March 31, 2017

Shares Issues and Outstanding: 160,173,833
TSX: MPVD
NASDAQ: MPVD

TORONTO and NEW YORK, April 25, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD, NASDAQ: MPVD) today announced the production for the first quarter ended March 31, 2017 from the Gahcho Kué Diamond Mine ("GK Mine").

Highlights

•	The GK Mine declared commercial production on March 1, 2017 having achieved more than 70 percent of nameplate capacity of 8,333 tonnes per day over the preceding 30-day period.
•	Mining of overburden, waste rock and ore in the 5034 open pit for the three months ended March 31, 2017 was approximately 7.7 million tonnes, with approximately 222,600 tonnes of ore (100 percent basis) stockpiled at period end.
•	For the three months ended March 31 the GK Mine treated approximately 492,000 tonnes of ore through the process plant and recovered approximately 867,000 carats on a 100% basis for an average grade of approximately 1.76 carats per tonne. The Company's attributable share of first quarter diamond production was approximately 424,830 carats.

Mountain Province President and CEO Patrick Evans commented: "The production ramp-up at Gahcho Kué continued through the first quarter and we're pleased to have declared commercial production on March 1, 2017. The ramp-up since the quarter end has continued smoothly and we expect the mine to achieve full production by mid-2017."

During the quarter the Company completed three pre-commercial production diamond sales. These sales results will be reported with the Company's first quarter financial results on May 11, 2017. Proceeds from pre-commercial production sales are being offset against capital expenditures. The Company expects the first revenues from post-commercial production sales during the second quarter of 2017.

Production sold during the first quarter was sourced primarily from the upper levels of the Northeast Lobe of the 5034 kimberlite, which has a higher population of lower quality diamonds than the average for the whole 5034 kimberlite. As a consequence, realized prices achieved during the first quarter were below the expected average for the 5034 kimberlite as a whole, but are expected to improve as market conditions normalize and more production is sourced from the Center Lobe of the 5034 kimberlite.

Mr. Evans added: "The first quarter diamond sales reflect the experience of a new entrant to the market, as buyers develop familiarity with the sell-through value of the Company's production. The unexpected headwinds from demonetization in India compounded customary weakness during the price discovery period. Importantly, we have seen a steady improvement in our early sales results and are very encouraged that 72 percent of the winning bidders at our March sale were repeat buyers. We expect to work our way through the price discovery period by the middle of the year when we expect realized diamond prices to reflect market conditions."

Based on results achieved to date, the Company today provided the following 2017 production guidance (100 percent basis):

•	Tonnes mined: 40 million
•	Tonnes processed: 2.7 million
•	Carats recovered: 4.4 million
•	Grade: 1.62 carats per tonne

In addition, the Company anticipates achieving a realized diamond price for the balance of 2017 of between US$70 and US$90 per carat.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which at March 31, 2017 have a probable mineral reserve of 34.3 million tonnes grading 1.57 carats per tonne for total diamond content of 53.7 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements. Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control. Further, Mountain Province may make changes to its business plans that could affect its results. Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/25/c1099.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:49e 25-APR-17